

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 9, 2015

Patrick Soon-Shiong, M.D., FRCS (C), FACS
Chairman and Chief Executive Officer
Nant Health, LLC
9920 Jefferson Blvd.
Culver City, CA 90230

  Re: Nant Health, LLC
    Draft Registration Statement on Form S-1
    Submitted November 12, 2015
    CIK No. 0001566469

Dear Dr. Soon-Shiong:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please ensure you define and briefly describe each abbreviated or shortened term upon first use. For example, define and briefly describe cOS in the last risk factor on page 13.

Prospectus Cover Page

2. Please revise to provide the name of the lead or managing underwriter with your next amendment. Refer to Item 501(b)(8) of Regulation S-K.

Table of Contents, page i

3.   Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K. Additionally, move the last paragraph on this page and the last paragraph on page 5 to a section of the prospectus not covered by Securities Act Rule 421(d), such as after the risk factors section.

Prospectus Summary

Our unique scale and adoption across the healthcare ecosystem, page 2

4.   You state here that you have over 45 million "lives" on your platforms, consisting of 25 million lives within the care delivery domain and 20 million lives within the payor domain. Please provide support for these statements and include a discussion of how you are defining this term and whether by the term "lives" you are referring to "patients" or another readily understood term. Additionally, tell us how your management uses this metric and what consideration you have given to discussing it as a key performance indicator in your management's discussion and analysis. For guidance, consider Section III.B.1 of SEC Release No. 33-8350.

5.   You state here that 75% of oncologists in the United States have used your decision support system. Please provide support for this statement and revise to clarify the context in which they used your system (e.g., as paying clients, free trial users, other). Additionally, revise to include the current number of clients of this system.

6.   Please provide support for your statement that your solutions within the care delivery domain include over 350 of the largest hospitals in the United States connecting more than 32,000 different medical devices and collecting approximately 80 billion vital signs annually.

7.   We note your statement here that your revenue increased at a compound annual growth rate of 81.7% over the last three years. Please revise to also disclose your net revenue and net loss for each period presented in your financial statements.

Our Growth Strategy

Expanding our business in international markets, page 4

8.   Please revise to disclose the percentage of revenue you have generated outside the United States for the last fiscal year.

Risk Factors

Risks related to our systems infrastructure and software applications business

If our existing customers do not continue or renew their agreements with us…, page 22

9.   We note your statement that achieving a high renewal rate of your customer agreements is critical to your future operating results. Please tell us what consideration you have given to disclosing historical renewal rates here or in your management's discussion and analysis.

Risks related to our patient monitoring solutions, page 28

10.   Please consider discussing any material security or privacy risks relating to patient monitoring solutions.

Risks related to our relationships with other companies

We are heavily dependent on our senior management, particularly Dr. Soon-Shiong…, page 30

11.   We note that while Dr. Soon-Shiong will devote a "certain amount" of his time to you, he will also continue to devote a "significant amount" of his time to a number of different endeavors and companies, including NantKwest. We also note that the last risk factor on page 47 of NantKwest's Form 10-Q for the quarterly period ended September 30, 2015 states that Dr. Soon-Shiong will "primarily focus on NantKwest matters." Please revise to disclose that Dr. Soon-Shiong will primarily focus on NantKwest matters, if true, and provide a more specific estimate of the amount of time he is expected to spend on your matters. Additionally, discuss here or in a separate risk factor any material conflicting obligations that Dr. Soon-Shiong has as a result of his involvement with other companies.

12.   Please advise whether you have entered into or intend to enter into an employment agreement with Dr. Soon-Shiong. If not, revise to disclose this here or in a separate risk factor.

We rely on third-party manufacturers to manufacture our patient monitoring devices…, page 28

13.   We note that you rely on third-party manufacturers to manufacture your patient monitoring devices. Please tell us whether you have material agreements with any of these manufacturers, and if so, include a description of the material terms of any such agreements in the business section.

Market, Industry and Other Data, page 60

14.   With respect to every third-party statement in your prospectus, such as the information
        provided by the McKinsey and Co., please provide us with copies of the relevant portions
        of the studies or reports you cite. To expedite our review, clearly mark each source to
        highlight the applicable portion or section containing the statistic and cross-reference it to
        the appropriate location in your prospectus. Also, tell us whether you commissioned any
        of the studies or reports.

15.   We note that certain studies or reports you cite were published several years ago. For
        example, you cite a 2012 study published by JAMA. Please tell us whether you aware of
        similar studies or reports that have been prepared by the authors subsequent to the cited
        report. If so, confirm that the conclusions do not vary materially from the cited studies or
        reports or consider revising to include more recent information.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

16.   Please revise your filing to provide pro forma balance sheet and income statement
        disclosures giving effect to the conversion of your LLC membership units into common
        stock shares. As this conversion is not a part of the purchases of NDO or NantOmics,
        LLC or the offering, provide these disclosures in a separate column.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

17.   We note that you have a strategic reseller relationship with AllScripts, a greater than five
        percent beneficial owner. It appears that the transactions with AllScripts should be
        described in Certain Relationships and Related Party Transactions and any related
        agreements should be filed as exhibits. Consider Items 404(a) and 601(b)(10)(ii)(A) of
        Regulation S-K and advise.

Comparison of Six Months Ended June 30, 2014 and 2015, page 86

18.   We note your disclosure that your increase in SaaS revenue during the six months ended
        June 30, 2015 as compared to the six months ended June 30, 2014 was driven primarily
        by an increase in eviti platform number of users as well as growth in usage by existing
        clients. We also note your disclosure on page 128 that your sales force appears to be
        organized around generating sales to new customers separately from existing customers.
        In light of the foregoing, please tell us whether you use any operating metrics to evaluate
        the revenues generated by the expansion of sales to existing customers separately from
        your revenues generated from new customers. If so, tell us what consideration you have
        given to disclosing these metrics. Refer to Section III.B.1 of SEC Release No. 33-8350.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 96

19.   We note your disclosure regarding multiple element arrangements that involve the sale of software and software related services. Please revise your filing to clarify what methodology you use to establish VSOE for PCS. If VSOE is based on stated renewal rates, tell us how you determined the renewal rates are substantive. In this regard, provide the range of renewal rates and tell us the percentage of customers that actually renew at such rates. Alternatively, when VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE. Refer to Section V of SEC Release No. 33-8350.

20.   In multiple element arrangements that do not include software elements, please clarify specifically whether VSOE is available or whether you use TSP or BESP. If you use TSP or BESP, revise your filing to discuss how you determine the selling price of each of the deliverables, including the significant factors, inputs, assumptions and methods used to determine the selling price. Refer to Section V of SEC Release No. 33-8350 and ASC 605-25-30-6A through C and ASC 605-25-50-2(e).

Goodwill and Intangible Assets, page 98

21.   We note your disclosure on page F-23 that you derecognized goodwill related to your Qi Imaging reporting unit upon sale, which appears to indicate that you have more than one reporting unit. As such, please revise your disclosure to clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and clarify whether you utilized the qualitative test or performed the quantitative test.   If you used the quantitative test, revise your disclosure to say, if true, that the fair value of your reporting units is substantially in excess of carrying value as of the date of the last impairment test. If this is not the case, revise your filing to provide the following disclosures:

- Disclose the percentage by which the fair value of the reporting units exceeded carrying value.

- Discuss the factors considered when determining whether to use the results of either the discounted cash flow or market multiple valuations. If you use both, discuss how the results of each are weighted when concluding goodwill is not impaired.

- Discuss potential events and/or changes in circumstances that could be reasonably expected to negatively affect your key assumptions.

The foregoing disclosures may not be applicable if you assert and disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Business

Overview, page 101

22.   We note your statement on page 101 that "broken fee-for-service models are generating close to $765 billion of waste in the U.S. healthcare system." Please revise to disclose the source of this statistic, which should be consistent with your disclosure on page 103.

Our Clients, page 128

23.   Please revise to include a comprehensive discussion describing who your clients are and the number of clients you have by category and in the aggregate. In this regard, we note references throughout your document to various groups that implement, use or benefit from your products and services but who may not be your customers. Your revised disclosure should distinguish clearly between customers and users or beneficiaries of your products and services.

Intellectual Property, page 130

24.   Please describe your legal rights to new or improved intellectual properties and technologies developed by Dr. Soon-Shiong, including whether you have entered into any agreements with him in this regard, such as an inventions and secrecy or similar agreement. Consider adding a risk factor that discusses any resulting material risks.

Legal proceedings, page 138

25.   On page 33 you disclose that two former employees filed a complaint against you alleging that they were terminated in violation of Florida's Whistleblower Act. Please tell us what consideration you have given to disclosing this suit in your legal proceedings section.

Management

Executive officers, page 139

26.   Please revise Dr. Soon-Shiong's biography to clarify that NantKwest, Inc. is a publicly-traded company. Additionally, advise whether NantKwest is an affiliate, and if so, revise to disclose this. For guidance, consider Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions

LLC Conversion, page 156

27.   You disclose you may be required to make tax distributions to certain equity holders for the portion of 2015 prior to the LLC Conversion. In addition, on page F-50 you disclose a required vested phantom unit payout distribution to owners, either in cash or non-cash payments. To the extent it is reasonably likely material payments will be required, please revise your filing to disclose the amounts or range of amounts within the MD&A liquidity discussion. If you intend to issue shares in the IPO to satisfy the obligation to pay out to your phantom unit holders, confirm that specifically in the related disclosures throughout your discussion. See SEC Release No. 33-8350 and Item 303 of Regulation S-K. In addition, tell us also how such distributions would be considered in your "Use of Proceeds" disclosures throughout the filing and what consideration you gave to the disclosure guidance in SAB Topic 1B.3.

Agreements with affiliates of NantWorks, LLC, page 158

28.   We note that you have entered into a shared services agreement with NantWorks, LLC. Please file the shared services agreement as an exhibit or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Securities, page 162

29.   We note the risk factor on page 56 discussing the exclusive forum provision of your amended and restated certificate of incorporation. Please revise this section to include a summary of the provision. Additionally, be advised that we may have additional comments once your amended and restated certificate of incorporation has been filed.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Changes in Members' Equity, page F-7

30.   Rule 3-04 of Regulation S-X requires a reconciliation of all captions of stockholder's equity, to include mezzanine equity. Therefore, please include a separate column, with its own total separate from permanent equity, which reflects all changes within your mezzanine equity for each period presented, or alternatively, include this information in the notes to the financial statements.

Note 2. Summary of Significant Accounting Policies

Non-Controlling Interests, page F-12

31.   We note that you appear to record certain profit sharing arrangements as non-controlling interests. Please revise your filing to describe in greater detail the terms of your profit sharing arrangements and clarify why they are accounted for as non-controlling interests as that term is defined by ASC 810-10-20.

Revenue Recognition, page F-12

32.   Your disclosure on page 22 indicates that a significant number of your customer agreements allow for the termination of such agreements for convenience, typically with one to three months advance notice, and your disclosure on page 43 indicates that you may be required to refund fees in certain circumstances. Please revise your filing to disclose any performance, cancellation, termination or refund type provisions in your customer contracts and disclose the impact these terms have on your revenue recognition policies. Refer to ASC 605-25-50-2.d.

33.   On page 78, you disclose that your products are sold in part through channel partners, and that you have a reseller arrangement with AllScripts. You also disclose that you recognize revenue from reseller arrangements when the resellers sell the software to their clients and installation of the software solution has occurred through use of the sell-through method. Please address the following:

- On page 128 you state that channel partners generally do not make sales but instead provide you with leads used to develop new business through your direct sales force and provide your relationship with AllScripts as an example. As such, clarify specifically the nature of your relationship with AllScripts and revise your disclosure on page 78 to clarify the difference between channel relationships and resellers.

- Tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the reseller and the timeliness of this evidence.

- Tell us whether you offer your resellers any concessions, such as rights of return or price protection, or whether there are any rights of return held by the end-user. If so, tell us how you account for these contingencies.

- Disclose the amount of revenue recognized from these third-party sales for the periods presented.

Note 15. Redeemable Series F Units

34.   Please revise your disclosure to clarify the circumstances under which the Redeemable
       Series F units can be redeemed. Refer to ASC 480-10-S99 and ASC 505-10-50-3.

Unaudited Condensed Consolidated Financial Statements for the Six-months Ended June 30,
2014 and 2015

Note 3. Business Combinations and Investments

NantOmics, page F-45

35.   Please revise your filing to provide summarized financial information required by Rule
       10-01(b)(1) of Regulation S-X for each significant equity method investment or tell us
       why such information is not required. Alternatively, revise the Unaudited Condensed
       Consolidated and Combined Financial Statements beginning on page F-77 to provide
       updated financial results as of the same date your interim results are required to be
       presented.

Note 14. Subsequent Events, page F-51

36.   We note your disclosure on page 156 that you will effect a conversion from an LLC to a
       corporation pursuant to your LLC Agreement that has been approved by your board of
       directors. Please disclose the date of approval by your board of directors and tell us your
       consideration of disclosing the plan of conversion as a subsequent event. Refer to ASC
       855-10-5-2.

Independent Auditors' Report, page F-53

37.   We note that the audit opinion of Mayer Hoffman McCann P.C. references reliance on
       the audit report of other auditors. Please revise your filing to include the report of this
       other auditor or tell us why you have not provided this report. Refer to Rule 2-05 of
       Regulation S-X.

Part II: Information Not Required in Prospectus

Item 15. Recent sales of unregistered securities, page II-2

38.   Refer to paragraphs 8 - 10. For securities sold otherwise than for cash, state the nature of
       the transaction and the nature and aggregate amount of consideration received by you.
       See Item 701(c) of Regulation S-K.

39.   Please revise this section to disclose the exemptions claimed and briefly state the facts
       relied upon that made the exemptions available. See Item 701(d) of Regulation S-K.

General

40.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

41.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

42.   Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Martin J. Waters, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.